Exhibit 99.134

FORM 51-102F3

MATERIAL CHANGE REPORT

1.	NAME AND ADDRESS OF COMPANY enCore Energy Corp. 101 N. Shoreline Blvd, Suite 450 Corpus Christi, TX 78401
2.	DATE OF MATERIAL CHANGE May 24, 2022
3.	NEWS RELEASE News release dated May 26, 2022 was disseminated via Globe Newswire.
4.	SUMMARY OF MATERIAL CHANGE enCore Energy Completes Sale of Ceboletta Uranium Project, New Mexico
5.

FULL DESCRIPTION OF MATERIAL CHANGE

enCore Energy Corp. (“enCore” or the “Company”) (TSXV: EU; OTCQB: ENCUF) announced the completion of the sale of the Cebolleta Uranium Project (“Ceboletta”), New Mexico to Future Fuel Corporation (“Future Fuels”) (CSE: AMPS) for 11,308,250 common shares representing approximately 15.90% on an undiluted basis of the outstanding shares of Future Fuels and $250,000 USD. This transaction is the first major step in monetizing assets held by enCore which are not in the Company’s production pipeline, further enabling enCore’s execution of its goal to become the next producer of American uranium.

6.	RELIANCE ON SUBSECTION 7.1(2) OF NATIONAL INSTRUMENT 51-102 Not applicable.
7.	OMITTED INFORMATION Not applicable.
8.	EXECUTIVE OFFICER William M. Sheriff, Executive Chairman Telephone: 972-333-2214
9.	DATE OF REPORT May 30, 2022